



Little Likes Kids, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%
Target Raise Amount: $250,000
Offering End Date: November 29, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $50,000

Company Details:

Name: Little Likes Kids, LLC
Founded: January 9, 2018
Address: PO Box 60823
　　　　　　　Washington, DC 20039

Industry: Doll, Toy, and Game Manufacturing
Employees: 1
Website: https://upbounders.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (40.00%) – of the proceeds will go towards advertising
$80,000 (32.00%) – of the proceeds will go towards refinancing debt
$70,000 (28.00%) – of the proceeds will go towards working capital

Social:

Instagram: 13,800 Followers





Business Metrics:

	FY20	FY21	YTD 7/31/2022
Total Assets	$61,686	$153,459	$330,702
Cash & Cash Equivalents	$11,055	$17,855	$21,921
Accounts Receivable	$44,698	$103,609	$158,034
Short-term Debt	$60,840	$74,622	$121,409
Long-term Debt	$38,302	$58,755	$100,915
Revenue	$334,814	$577,758	$191,549
Cost of Goods Sold	$84,195	$247,083	$58,627
Taxes	$0	$0	$0
Net Income	$28,569	$150,012	$29,038

Recognition:

Little Likes Kids, LLC (DBA Upbounders) creates award-winning puzzles, board games and flash cards. They are a small MBE (Minority Business Enterprise) with a big ambition: to enable how children get to understand the world and each other. Their products, for kids ages 6 and under, celebrate cultural and ethnic differences accurately in ways that are relatable, inspiring and transformative.

About:

Little Likes Kids, LLC (DBA Upbounders) builds durable high-quality products for kids and supports all families in making sure all our future minds are seen and loved as the world belongs to kids. They need to feel they belong in the world. This is why at Upbounders everything they do promotes belonging.

For more information, contact our Customer Support Team at support@thesmbx.com

